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                             June 2, 2022

       Jennifer F. Scanlon
       President and Chief Executive Officer
       UL Inc.
       333 Pfingsten Road
       Northbrook, Illinois 60062

                                                        Re: UL Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted May 18,
2022
                                                            CIK No. 0001901440

       Dear Ms. Scanlon:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted May 18, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Operating Metrics and Non-GAAP Financial Measures, page 82

   1. We note your discussion and presentation of key operating metrics and Non-GAAP financial measures
precedes your discussion and presentation of operations on a GAAP basis. Please tell us
your consideration of Item 10(e)(1)(i)(A) of Regulation S-K and
                                                        Question 102.10 of the
Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures.
       COVID-19 Impact, page 86

   2. We note your disclosure that you have experienced supply chain disruptions in the first
 Jennifer F. Scanlon
UL Inc.
June 2, 2022
Page 2
      quarter of 2022. Please discuss whether supply chain disruptions materially affect your outlook or business goals, and revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to service quality or reliability.
Results of Operations, page 88

3. You disclose that "Revenue in the first quarter of 2021 was also impacted by a ransomware attack, which resulted in disruption to our systems and our ability to service our customers, primarily in the Consumer segment." Please quantify the impact of the ransomware attack on your revenue and operations. Make conforming changes to your risk factors, as appropriate.
       You may contact Keira Nakada at 202-551-3659 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,
FirstName LastNameJennifer F. Scanlon
                                                           Division of
Corporation Finance
Comapany NameUL Inc.
                                                           Office of Trade &
Services
June 2, 2022 Page 2
cc:       Cathy A. Birkeland, Esq.
FirstName LastName